PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2015

- **2015 revenue was $27.7 million for the fourth quarter and $116.6 million for the full year.**

- **2015 GAAP operating income was $13.0 million for the fourth quarter and $55.4 million for the full year.**

- **2015 GAAP diluted earnings per share was $0.12 for the fourth quarter and $0.50 for the full year. For the same periods, non-GAAP diluted earnings per share were $0.12 and $0.51, respectively.**

- **Declared a year-end dividend of $0.32 per share - in line with annual targeted cash dividend ratio of 70% to 80% of non-GAAP diluted net earnings per share.**

NEW YORK, NEW YORK, February 9, 2016 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP basic and diluted net income and earnings per share for the three and twelve months ended December 31, 2015 and 2014 (in thousands, except per-share amounts):

| | GAAP Basis For the Three Months Ended December 31, | | Non-GAAP Basis For the Three Months Ended December 31, | |
	2015	2014	2015	2014
	(unaudited)			
Basic Net Income	$ 2,213	$ 2,469	$ 2,082	$ 1,853
Basic Earnings Per Share	$ 0.14	$ 0.19	$ 0.14	$ 0.14
Diluted Net Income	$ 8,415	$ 9,487	$ 8,284	$ 9,063
Diluted Earnings Per Share	$ 0.12	$ 0.14	$ 0.12	$ 0.13

| | GAAP Basis For the Twelve Months Ended December 31, | | Non-GAAP Basis For the Twelve Months Ended December 31, | |
	2015	2014	2015	2014
	(unaudited)			
Basic Net Income	$ 7,679	$ 8,100	$ 7,438	$ 6,743
Basic Earnings Per Share	$ 0.55	$ 0.64	$ 0.53	$ 0.53
Diluted Net Income	$ 33,809	$ 35,685	$ 34,495	$ 34,512
Diluted Earnings Per Share	$ 0.50	$ 0.53	$ 0.51	$ 0.51

The results for the three and twelve months ended December 31, 2015 and 2014 include adjustments related to the Company's deferred tax asset, valuation allowance and the associated liability to its selling and converting shareholders. Results for 2015 and 2014 also include adjustments related to certain non-recurring charges recognized in operating expenses related to our corporate headquarters during the fourth quarter of 2014, and first and second quarters of 2015. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $8.3 million and $0.12, respectively, for the three months ended December 31, 2015, and $9.1 million and $0.13, respectively, for the three months ended December 31, 2014. Non-GAAP diluted net income and non-GAAP diluted earnings per share were $34.5 million and $0.51, respectively, for the twelve months ended December 31, 2015, and $34.5 million and $0.51, respectively, for the twelve months ended December 31, 2014. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management
(unaudited)

($ billions)

	For the Three Months Ended			For the Twelve Months Ended	
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Institutional Accounts					
Assets					
Beginning of Period	$ 14.9	$ 15.9	$ 14.3	$ 15.6	$ 15.4
Inflows	*0.3*	*1.5*	*1.5*	*3.2*	*2.8*
Outflows	*(0.9)*	*(0.6)*	*(0.3)*	*(3.0)*	*(3.0)*
Net Flows	(0.6)	0.9	1.2	0.2	(0.2)
Market Appreciation/ (Depreciation)	0.6	(1.9)	0.1	(0.9)	0.4
End of Period	$ 14.9	$ 14.9	$ 15.6	$ 14.9	$ 15.6
Retail Accounts					
Assets					
Beginning of Period Assets	$ 10.6	$ 12.1	$ 12.1	$ 12.1	$ 9.6
Inflows	*0.3*	*0.2*	*0.3*	*1.2*	*3.3*
Outflows	*(0.4)*	*(0.3)*	*(0.7)*	*(1.7)*	*(1.7)*
Net Flows	(0.1)	(0.1)	(0.4)	(0.5)	1.6
Market Appreciation/ (Depreciation)	0.6	(1.4)	0.4	(0.5)	0.9
End of Period	$ 11.1	$ 10.6	$ 12.1	$ 11.1	$ 12.1
Total					
Assets					
Beginning of Period	$ 25.5	$ 28.0	$ 26.4	$ 27.7	$ 25.0
Inflows	0.6	1.7	1.8	4.4	6.1
Outflows	*(1.3)*	*(0.9)*	*(1.0)*	*(4.7)*	*(4.7)*
Net Flows	(0.7)	0.8	0.8	(0.3)	1.4
Market Appreciation/ (Depreciation)	1.2	(3.3)	0.5	(1.4)	1.3
End of Period	$ 26.0	$ 25.5	$ 27.7	$ 26.0	$ 27.7

Financial Discussion

Revenue (unaudited)

($ thousands)

	For the Three Months Ended					
	December 31, 2015		September 30, 2015		December 31, 2014	
Institutional Accounts	$	20,270	$	23,233	$	20,572
Retail Accounts		7,402		7,539		7,988
Total	$	27,672	$	30,772	$	28,560

	For the Twelve Months Ended			
	December 31, 2015		December 31, 2014	
Institutional Accounts	$	85,964	$	82,805
Retail Accounts		30,643		29,706
Total	$	116,607	$	112,511

Revenue was $27.7 million for the fourth quarter of 2015, a decrease of 10.1% from $30.8 million for the third quarter of 2015, and 3.1% from $28.6 million for the fourth quarter of 2014.

Included in these amounts were performance fees recognized of $0.6 million for the fourth quarter of 2015, compared to $3.2 million for the third quarter of 2015, and $1.2 million for the fourth quarter of 2014. In general, performance fees are calculated on an annualized basis over the contract's measurement period, which, for the majority of our performance fee arrangements, extends to three years.

Average assets under management for the fourth quarter of 2015 were $26.4 billion, decreases of 2.6% from $27.1 billion for both the third quarter of 2015 and fourth quarter of 2014. The decreases from the third quarter of 2015 and fourth quarter of 2014 primarily reflect market depreciation.

The weighted average fee rate was 0.420% for the fourth quarter of 2015, decreasing from 0.454% for the third quarter of 2015, and from 0.422% for the fourth quarter of 2014.

The weighted average fee rate for institutional accounts was 0.532% for the fourth quarter of 2015, decreasing from 0.596% for the third quarter of 2015, and from 0.554% for the fourth quarter of 2014. The decrease from last quarter and the fourth quarter of last year primarily reflects the decrease in performance fees recognized during the fourth quarter of 2015.

The weighted average fee rate for retail accounts was 0.266% for the fourth quarter of 2015, increasing from 0.262% for the third quarter of 2015 and the fourth quarter of 2014. The increase from last quarter and the fourth quarter of 2014 primarily reflects an increase in retail performance fees. The increase from the fourth quarter of 2014 is partially offset by a shift in mix toward our expanded value strategies, which generally carry lower fee rates.

Total operating expenses were $14.7 million for the fourth quarter of 2015, increasing from $14.5 million for the third quarter of 2015 and from $13.8 million for the fourth quarter of 2014. The increase in operating expenses from the third quarter of 2015 primarily reflects an increase in general and administrative costs partially offset by a decrease in compensation and benefits expense during the fourth quarter of 2015. The fourth quarter of 2014 includes general and administrative expenses due to one-time and non-recurring charges associated with the move to our new headquarters. The remaining increase from the fourth quarter of 2014 is primarily driven by the increase in general and administrative expenses. Details of operating expenses and a reconciliation of GAAP to non-GAAP operating expenses are shown below:

Operating Expenses (unaudited)

($ thousands)

	For the Three Months Ended		
	December 31, 2015	September 30, 2015	December 31, 2014
Compensation and Benefits Expense	$ 11,008	$ 11,645	$ 10,702
General and Administrative Expense	3,678	2,896	3,109
GAAP Operating Expenses	14,686	14,541	13,811
One-Time Adjustments	—	—	(392)
Non-GAAP Operating Expenses	$ 14,686	$ 14,541	$ 13,419

	For the Twelve Months Ended	
	December 31, 2015	December 31, 2014
Compensation and Benefits Expense	$ 46,523	$ 41,273
General and Administrative Expense	14,667	10,285
GAAP Operating Expenses	61,190	51,558
One-Time Adjustments	(1,834)	(392)
Non-GAAP Operating Expenses	$ 59,356	$ 51,166

As of December 31, 2015, employee headcount was 88, flat from September 30, 2015 and up from 81 at December 31, 2014.

The operating margin was 46.9% on a GAAP basis for the fourth quarter of 2015, compared to 52.7% for the third quarter of 2015, and 51.6% for the fourth quarter of 2014. Excluding the non-recurring charges associated with the move to our new headquarters during the fourth quarter of 2014, the operating margin was 53.0% on a non-GAAP basis for the fourth quarter of 2014.

Other income/ (expense) was income of approximately $1.9 million for the fourth quarter of 2015, an expense of $5.0 million for the third quarter of 2015, and an expense of $0.2 million for the fourth quarter of 2014. Other income/ (expense) includes the gains/ (losses) and other investment income recognized by the Company on its direct investments, as well as those recognized by external investors on their investments in investment partnerships that the Company consolidates. A portion of gains/ (losses) and other investment income associated with the investments of outside interests are offset in net income attributable to non-controlling interests. For the fourth quarter of 2015, other income/ (expense) also includes income of $1.2 million reflecting a decrease in the Company's liability to its selling and converting shareholders resulting from a decrease in expected future tax benefits described in income tax expense/ (benefit) below. Changes in the liability to selling and converting shareholders associated with changes in the realizability of the deferred tax asset generated expenses of $0.7 million and $0.2 million in the third quarter of 2015 and the fourth quarter of 2014, respectively. Details of other income/ (expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/ (Expense) (unaudited)

($ thousands)

	For the Three Months Ended		
	December 31, 2015	September 30, 2015	December 31, 2014
Net Interest and Dividend Income	$ 107	$ 187	$ 119
Gains/ (Losses) and Other Investment Income	579	(4,398)	(129)
Change in Liability to Selling and Converting Shareholders[1]	1,191	(697)	(221)
Other Expense	(22)	(119)	(1)
GAAP Other Income/ (Expense)	1,855	(5,027)	(232)
Change in Liability to Selling and Converting Shareholders[1]	(1,191)	697	221
Outside Interests of Investment Partnerships[2]	(57)	2,605	73
Non-GAAP Other Income/ (Expense), Net of Outside Interests	$ 607	$ (1,725)	$ 62

	For the Twelve Months Ended	
	December 31, 2015	December 31, 2014
Net Interest and Dividend Income	$ 722	$ 387
(Losses)/ Gains and Other Investment Income	(3,344)	(49)
Change in Liability to Selling and Converting Shareholders[1]	(423)	(4,168)
Other Expense	(255)	(206)
GAAP Other Expense	(3,300)	(4,036)
Change in Liability to Selling and Converting Shareholders[1]	423	4,168
Outside Interests of Investment Partnerships[2]	2,238	92
Non-GAAP Other (Expense)/ Income, Net of Outside Interests	$ (639)	$ 224

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the (income)/ loss of the Company's consolidated investment partnerships to its external investors.

The Company recognized income tax expenses of $2.7 million for the fourth quarter of 2015, $0.7 million for the third quarter of 2015, and $0.7 million for the fourth quarter of 2014. Income taxes for the fourth quarter of 2015 included a $1.1 million income tax expense associated with an increase in the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups created by operating company unit exchanges. This adjustment generated $0.8 million and $0.4 million in income tax benefits in the third quarter of 2015 and fourth quarter of 2014, respectively. Details of the income tax expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense (unaudited)

($ thousands)

	For the Three Months Ended		
	December 31, 2015	September 30, 2015	December 31, 2014
Non-GAAP Corporate Income Tax Expense	$ 1,098	$ 956	$ 962
Non-GAAP Unincorporated and Other Business Tax Expenses	554	612	648
Non-GAAP Income Tax Expense	1,652	1,568	1,610
Change in Valuation Allowance[1]	1,060	(820)	(422)
Less: Effects of One-Time Adjustments[2]	—	—	(44)
Net Adjustment to Deferred Tax Asset[3]	—	—	(450)
GAAP Income Tax Expense	$ 2,712	$ 748	$ 694

	For the Twelve Months Ended	
	December 31, 2015	December 31, 2014
Non-GAAP Corporate Income Tax Expense	$ 3,865	$ 4,521
Non-GAAP Unincorporated and Other Business Tax Expenses	2,272	2,966
Non-GAAP Income Tax Expense	6,137	7,487
Change in Valuation Allowance[1]	(847)	(6,005)
Less: Effects of One-Time Adjustments[2]	(176)	(44)
Net Adjustment to Deferred Tax Asset[3]	—	445
GAAP Income Tax Expense	$ 5,114	$ 1,883

1 Reflects the change in the valuation allowance assessed against the deferred tax asset established
  as part of the Company's initial public offering and subsequent unit conversions.

2 Reflects the tax effect of non-recurring lease expenses on Corporate Income Tax Expense and Unincorporated and Other
  Business Tax Expenses for 2015 of $133 thousand and $43 thousand, respectively, and $31 thousand
  and $13 thousand for 2014, respectively, which are excluded from Non-GAAP results.

3 Reflects the net impact of the changes in the Company's deferred tax asset and valuation allowance
  assessed against the deferred tax asset associated with the changes in expected future tax benefits.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	For the Three Months Ended		
	December 31, 2015	September 30, 2015	December 31, 2014
Operating Company Allocation	$ 9,859	$ 11,139	$ 11,427
Add Back: Effects of One-Time Adjustments[1]	—	—	313
Non-GAAP Operating Company Allocation	9,859	11,139	11,740
Outside Interests of Investment Partnerships[2]	57	(2,605)	(73)
Less: Effects of One-Time Adjustments[1]	—	—	(313)
GAAP Net Income Attributable to Non-Controlling Interests	$ 9,916	$ 8,534	$ 11,354

	For the Twelve Months Ended	
	December 31, 2015	December 31, 2014
Operating Company Allocation	$ 41,562	$ 47,026
Add Back: Effects of One-Time Adjustments[1]	1,475	313
Non-GAAP Operating Company Allocation	43,037	47,339
Outside Interests of Investment Partnerships[2]	(2,238)	(92)
Less: Effects of One-Time Adjustments[1]	(1,475)	(313)
GAAP Net Income Attributable to Non-Controlling Interests	$ 39,324	$ 46,934

1 Reflects the effects of non-recurring lease expenses on non-controlling interests.

2 Represents the non-controlling interest allocation of the income/ (loss) of the Company's consolidated investment partnerships to its external investors.

On February 2, 2016, the Company's Board of Directors approved a year-end dividend of $0.32 per share of its Class A common stock to be declared on February 9, 2016. The following dates apply to the dividend:

Record Date: February 19, 2016

Payment Date: March 3, 2016

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.41 per share of its Class A common stock.

Fourth Quarter 2015 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, February 10, 2016. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 866-318-8617; international callers should dial 617-399-5136. The conference ID number is 95229278.

Replay: The conference call will be available for replay through February 24, 2016, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 13, 2015 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-355-1600 or bachman@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands)

	As of			
	December 31, 2015		**December 31, 2014**	
	(unaudited)			
ASSETS				
Cash and Cash Equivalents	$	35,417	$	39,109
Restricted Cash		3,552		2,810
Due from Broker		297		94
Advisory Fees Receivable		22,248		22,939
Investments		27,452		27,945
Prepaid Expenses and Other Assets		2,445		1,599
Deferred Tax Asset, Net of Valuation Allowance of $53,968 and $44,239, respectively		14,995		14,618
Property and Equipment, Net of Accumulated Depreciation of $1,202 and $3,072, respectively		7,903		2,772
TOTAL ASSETS	$	114,309	$	111,886
LIABILITIES AND EQUITY				
Liabilities:				
Accounts Payable and Accrued Expenses	$	7,885	$	5,974
Due to Broker		30		698
Securities Sold Short, at Fair Value		2,231		1,572
Liability to Selling and Converting Shareholders		15,075		15,358
Deferred Compensation Liability		2,896		2,211
Lease Liability		—		354
Other Liabilities		730		686
TOTAL LIABILITIES		28,847		26,853
Equity:				
Total Pzena Investment Management, Inc.'s Equity		18,422		18,401
Non-Controlling Interests		67,040		66,632
TOTAL EQUITY		85,462		85,033
TOTAL LIABILITIES AND EQUITY	$	114,309	$	111,886

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,	
	2015	**2014**	**2015**	**2014**
REVENUE	$ 27,672	$ 28,560	$ 116,607	$ 112,511
EXPENSES				
Compensation and Benefits Expense	11,008	10,702	46,523	41,273
General and Administrative Expense	3,678	3,109	14,667	10,285
TOTAL OPERATING EXPENSES	14,686	13,811	61,190	51,558
Operating Income	12,986	14,749	55,417	60,953
Other Income/ (Expense)	1,855	(232)	(3,300)	(4,036)
Income Before Taxes	14,841	14,517	52,117	56,917
Income Tax Expense	2,712	694	5,114	1,883
Consolidated Net Income	12,129	13,823	47,003	55,034
Less: Net Income Attributable to Non-Controlling Interests	9,916	11,354	39,324	46,934
Net Income Attributable to Pzena Investment Management, Inc.	$ 2,213	$ 2,469	$ 7,679	$ 8,100
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 2,213	$ 2,469	$ 7,679	$ 8,100
Basic Earnings per Share	$ 0.14	$ 0.19	$ 0.55	$ 0.64
Basic Weighted Average Shares Outstanding	15,268,795	13,177,612	14,014,219	12,628,676
Net Income for Diluted Earnings per Share	$ 8,415	$ 9,487	$ 33,809	$ 35,685
Diluted Earnings per Share	$ 0.12	$ 0.14	$ 0.50	$ 0.53
Diluted Weighted Average Shares Outstanding	68,070,880	67,484,615	68,126,786	67,797,524

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis For the Three Months Ended December 31,		Non-GAAP Basis For the Twelve Months Ended December 31,	
	2015	2014	2015	2014
REVENUE	$ 27,672	$ 28,560	116,607 $	112,511
EXPENSES				
Compensation and Benefits Expense	11,008	10,702	46,523	41,273
General and Administrative Expense	3,678	2,717	12,833	9,893
TOTAL OPERATING EXPENSES	14,686	13,419	59,356	51,166
Operating Income	12,986	15,141	57,251	61,345
Other (Expense)/ Income, Net of Outside Interests	607	62	(639)	224
Income Before Taxes and Operating Company Allocation	13,593	15,203	56,612	61,569
Unincorporated and Other Business Tax Expenses	554	648	2,272	2,966
Allocable Income	13,039	14,555	54,340	58,603
Operating Company Allocation	9,859	11,740	43,037	47,339
Income Before Corporate Income Taxes	3,180	2,815	11,303	11,264
Corporate Income Tax Expense	1,098	962	3,865	4,521
Non-GAAP Net Income	$ 2,082	$ 1,853	$ 7,438	$ 6,743
Effect of One-Time Adjustments	—	(35)	(183)	(35)
Tax Receivable Agreement Income, Net of Taxes	131	651	424	1,392
GAAP Net Income	$ 2,213	$ 2,469	$ 7,679	$ 8,100
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 2,082	$ 1,853	$ 7,438	$ 6,743
Basic Earnings per Share	$ 0.14	$ 0.14	$ 0.53	$ 0.53
Basic Weighted Average Shares Outstanding	15,268,795	13,177,612	14,014,219	12,628,676
Net Income for Diluted Earnings per Share	$ 8,284	$ 9,063	$ 34,495	$ 34,512
Diluted Earnings per Share	$ 0.12	$ 0.13	$ 0.51	$ 0.51
Diluted Weighted Average Shares Outstanding	68,070,880	67,484,615	68,126,786	67,797,524